Exhibit 99.1

Lotus Tech Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price

NEW YORK – November 2, 2026 – Lotus Technology Inc. (Nasdaq: LOT) (“Lotus Tech” or the “Company”), a leading global intelligent and luxury mobility provider, today announced that it received a written notice (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) on October 28, 2026, indicating that the Company is not in compliance with the $1.00 minimum bid price requirement under the Nasdaq Listing Rules (the “Listing Rules”). Based on the closing bid price of the Company’s listed securities from September 16, 2026 to October 27, 2026, the Company has not met the minimum bid price requirement set forth in Listing Rule 5450(a)(1) during that period.

The Notice states that under Listing Rule 5810(c)(3)(A), the Company is provided with a period of 180 calendar days, or until April 26, 2027, to regain compliance with the Listing Rules. To regain compliance with the Listing Rules, the closing bid price of the Company’s American Depositary Shares (“ADS”) must meet or exceed $1.00 per ADS for at least ten consecutive business days, unless Nasdaq exercises its discretion to extend this ten-day period. In the event the Company does not regain compliance by April 26, 2027, the Company may be eligible for an additional period to regain compliance.

The Notice is only a notification of deficiency and has no immediate effect on the listing of the Company’s ADS. The Company’s ADSs will continue to trade on the Nasdaq Global Select Market at this time. The Company’s receipt of the Notice does not impact the Company’s business, operations or reporting requirements with the U.S. Securities and Exchange Commission.

The Company is currently evaluating available options to regain compliance with Nasdaq’s continued listing requirements.

About Lotus Technology Inc.

Lotus Technology Inc. has operations across the UK, the EU, the US and China. The Company is dedicated to delivering high-performance sports cars and luxury lifestyle electric vehicles under Lotus Brand, a global performance brand built on solid foundations and a rich heritage, with a focus on world-class R&D in next-generation automobility technologies and designs to meet its uncompromising vision of how a car should look, perform and feel. For more information about Lotus Technology Inc., please visit www.group-lotus.com.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology although not all forward-looking statements contain such terminology. Forward-looking statements involve inherent risks and uncertainties, including those identified under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Lotus Tech undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Contact Information

For investor inquiries

ir@group-lotus.com